SAMSON OIL & GAS LIMITED

ABN 25 009 069 005

INTERIM FINANCIAL REPORT

31 December 2008

SAMSON OIL & GAS LIMITED

TABLE OF CONTENTS

Corporate Information	1

Directors’ Report	2

Consolidated Income Statement	5

Consolidated Balance Sheet	6

Consolidated Cash Flow Statement	7

Consolidated Statement of Changes in Equity	8

Notes to the Half-Year Financial Statements	9

Directors’ Declaration	17

Auditor’s Independence Declaration	18

Independent Auditor’s Review Report	19

SAMSON OIL & GAS LIMITED

CORPORATE INFORMATION

DIRECTORS	BANKERS
N. MacLachlan (Chairman)	Bank of New Zealand Australia
T. Barr (Managing Director)	Perth, WA, 6000
V. Rudenno
K. Skipper	Macquarie Bank Limited
No. 1, Martin Place
Sydney, NSW, 2000

SECRETARY	Wells Fargo
D.I. Rakich	1700 Lincoln, 6th Floor
Denver, CO, 80274

REGISTERED OFFICE & BUSINESS ADDRESS	SOLICITORS
Level 36, Exchange Plaza	Minter Ellison
2 The Esplanade	152-158 St George’s Terrace
Perth, WA, 6000	Perth, WA, 6000
Level 49, Central Park Building
Telephone: +61 8 9220 9830
Facsimile: +61 8 9220 9820

OPERATIONS OFFICE – DENVER	AUDITORS
1726 Cole Boulevard, Suite 210	PricewaterhouseCoopers
Lakewood, CO, 80401	QV1
Telephone: +1 303 295 0344	250 St George’s Terrace
Facsimile: +1 303 295 1961	Perth, WA, 6000

SHARE REGISTRY	STOCK EXCHANGE
Security Transfer Registrars Pty Ltd	Australian Stock Exchange Limited
770 Canning Highway	Code: SSN
Applecross, WA, 6153
Telephone: +61 8 9315 2333	NYSE Alternext US
Facsimile: +61 8 9315 2233	Code: SSN

AUSTRALIAN COMPANY NUMBER	AUSTRALIAN BUSINESS NUMBER
009 069 005	25 009 069 005

SAMSON OIL & GAS LIMITED

DIRECTORS’ REPORT

Your directors submit their report for the half-year ended 31 December 2008.

DIRECTORS

The names of the company’s directors in office during the half-year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Mr Terence Maxwell Barr – Managing Director
Mr Neil Thacker MacLachlan – Chairman
Dr Victor Rudenno
Mr David Thorwald Cairns– resigned 10 September 2007
Mr Keith Skipper – appointed 10 September 2007

PRINCIPAL ACTIVITIES

The principal continuing activities during the half-year of entities within the Consolidated Entity were oil and gas exploration, development and production in the United States of America.

REVIEW AND RESULTS OF OPERATIONS

Gross profit for the half year was US$966,414 compared to US$935,337 for the half year ended 31 December 2007. The consolidated entity’s net loss after tax for the half-year was US$24,438,233 compared with a loss of US$4,698,448 for the half-year ended 31 December 2007, due to a substantial write down of the company’s oil and gas assets due to a dramatic drop in the price of oil and gas during the half year.

Corporate
Change in presentation currency
Following the successful listing of Samson’s ADR’s on the NYSE Alternext US in January 2008 and the migration of approximately 100,000,000 ordinary shares to ADR’s, the Board of Samson made the decision to change the presentation currency of the Group from Australian Dollars to United States Dollars.  Given the fluctuations in the AUD:USD exchange rate seen in recent years, the Board believes that presenting the company’s financial information in USD’s will give a better representation of the financial position and performance of the Group.  All dollar values in this report are expressed as USD’s unless noted otherwise.  All Australian dollar references are noted by ‘AUD’.  For the purposes of the Directors’ report, all translations have been completed using the period average exchange rates provided below:

AUD:USD
Average rate of exchange for the six months to 31 December 2008	0.7824
Average rate of exchange for the six months to 31 December 2007	0.8582

For readers’ reference:
Rate of exchange at 31 December 2008	0.6907
Rate of exchange at 30 June 2008	0.9615

SAMSON OIL & GAS LIMITED

DIRECTORS’ REPORT

Oil and Gas Evaluation and Production
Davis Bintliff #1
The Davis Bintliff #1 well located in the Sabretooth Prospect in Brazoria County, Texas, spudded in June 2008.  The well was deviated to a subsurface target displaced laterally 4,000 feet to the north west of the surface location such that all targets could be intersected vertically. On 5 September 2008, drilling operations were completed.  Production from this well commenced in January 2009, with an initial production rate of 3.3 Mmcf of gas per day and 40 barrels of oil per day.

Leonard #1-23H
In November 2008, the Leonard #1-23 H, a Bakken oil test, was drilled with a horizontal lateral. The well was drilled to a vertical depth of 10,740 feet and completed in a 4,800 foot horizontal leg in the Middle Bakken. This well has been stimulated along its entire horizontal length using state of the art technology, which included external casing packers. Since coming on stream in early January, the well flowed naturally (without artificial lift) until late February when a work over was performed to drill out the ball seats and clean out any residual frac sand. This operation found that a large part of the well was effectively blocked with a sand plug. In early March the well was returned to production again unassisted but with a 2 7/8 inch tubing string in place. The well has yet to reach a stable predictable production rate and this will only be achieved when the well is placed on pump in the near future.

Impairment
Impairment losses have been determined based on the Group’s proved reserves at 31 December 2008, discounted at 10%.    Impairment expense for the half-year ended 31 December 2008 is US$20,699,022 (2007: US$322,912).  The losses are primarily attributable to the significant deterioration in the underlying commodity price recorded at 31 December 2008. The majority of the Group’s wells have performed in line with expectations and impairment losses are not attributable to a decrease in reserve volumes.

The average commodity price utilised in determining the value of the Group’s proved reserves at 31 December 2008 has decreased significantly from those used to determine the proved reserves at 30 June 2008.

Average forward prices at 30 June 2008:

	Oil - US$ per barrel	Gas – US$ per mcf
July 2008 – June 2009	128.54	9.96
July 2009 – June 2010	126.90	8.32

Average forward prices at 31 December 2008:

	Oil - US$ per barrel	Gas – US$ per mcf
January 2009 – December 2009	43.30	4.60
January 2010 – December 2010	52.51	4.89

The global financial crisis has caused significant decrease in demand in energy for transportation, particularly in the USA.  In addition, the demand for natural gas from industrial users in North America has decreased and this has led to the general deterioration in natural gas prices in the USA

SAMSON OIL & GAS LIMITED

DIRECTORS’ REPORT

Given the global nature of the oil market and the size of the natural gas market in comparison to the Group’s production, Samson is, in essence, a price “taker” in terms of its production and has no control over the prices it receives for its commodities.

Impairment expense was recorded against the following fields:

	Impairment (Expense)/Reversal
Field	2008 – US$	2007 – US$
Jonah, Wyoming	(10,835,150)	(741,801)
Look Out Wash, Wyoming	(8,740,367)	266,696
Peirce Unit, Wyoming	(824,864)	300,764
Hilight, Wyoming	(201,804)	118,679
Amber, Wyoming	-	(348,718)
Hilight, Wyoming	-	126,914
Other	(96,837)	(45,446)

Total	(20,699,022)	(322,912)

Deferred exploration expenditure
Given the current commodity prices, Samson has reviewed its exploration and evaluation assets carried at 31 December 2008 and have impaired these assets, resulting in a charge of US$4,597,052 (2007: nil) to the income statement.  The carry forward expenditure relates to costs of drilling wells and the acquisition of exploration acreage for which the determination of proved reserves is still pending, located in the Group’s Hawk Springs, Wyoming, San Simeon, New Mexico and Rock Springs West, Wyoming project areas.

AUDITOR’S INDEPENDENCE DECLARATION

The independence declaration received from the auditor of Samson Oil & Gas Limited is set out on page 18 and forms part of this Directors’ Report for the half-year ended 31 December 2008.

Signed in accordance with a resolution of the directors.

T. M. Barr
Director

Denver, Colorado
13 March 2009

SAMSON OIL & GAS LIMITED

CONSOLIDATED INCOME STATEMENT
for the half-year ended 31 December 2008

	NOTE	CONSOLIDATED
		2008	2007
		US$	US$
Revenue from operations

Sale of oil and gas	3(a)	3,367,712	3,347,301
Finance revenue	3(a)	9,435	50,167
Total revenue		3,377,147	3,397,468

Cost of sales		(2,410,733)	(2,462,131)
Gross profit		966,414	935,337
Other income	3(a)	4,459,991	1,372,302

Depreciation expense		(43,786)	(40,646)
Impairment expense	4	(20,699,022)	(322,912)
Employee benefits expense		(808,069)	(883,665)
Finance costs	3 (c)	(1,365,203)	(1,591,617)
Exploration expense		(116,659)	(2,359,873)
Plugging costs		(89,562)	-
Deferred exploration expense written off		(4,597,052)	-
Other expenses	3 (b)	(2,145,285)	(1,807,374)
Loss from operations before income tax		(24,438,233)	(4,698,448)
Income tax expense		-	-
Loss from operations after income tax		(24,438,233)	(4,698,448)

Basic loss per share (cents)		(11.69)	(2.45)
Diluted loss per share (cents)		(11.69)	(2.45)

The above Consolidated Income Statement should be read in conjunction with the accompanying notes.

SAMSON OIL & GAS LIMITED

CONSOLIDATED BALANCE SHEET
as at 31 December 2008

	NOTE	CONSOLIDATED
		31 Dec 2008	30 Jun 2008
		US$	US$
Current assets
Cash and cash equivalents		2,205,523	2,680,734
Trade and other receivables		556,034	1,860,760
Financial assets at fair value through profit and loss		63,985	173,638
Prepayments		441,553	1,219,520
Total Current assets		3,267,095	5,934,652

Non-current assets
Restricted cash		145,738	145,738
Other receivables		21,980	30,597
Property, plant and equipment		2,253,190	1,982,278
Exploration and evaluation assets		-	4,597,052
Derivative financial instruments		785,074	-
Oil and gas properties		19,865,825	40,076,369
Total Non-current assets		23,071,807	46,832,034
Total assets		26,338,902	52,766,686

Current liabilities
Trade and other payables		234,539	794,310
Derivative financial instruments		1,966,154	4,885,541
Borrowings	10	13,444,399	-
Provisions		115,964	131,212
Total Current liabilities		15,761,056	5,811,063

Non-current liabilities
Borrowings		-	12,899,693
Derivative financial instruments		-	395,818
Provisions		876,038	689,419
Total Non-current liabilities		876,038	13,984,930
Total liabilities		16,637,094	19,795,993
Net assets		9,701,808	32,970,693

Equity
Contributed equity	9	55,511,344	55,511,344
Accumulated losses		(46,767,724)	(22,329,491)
Reserves		958,188	(211,158)
Total equity		9,701,808	32,970,695

The above Consolidated Balance Sheet should be read in conjunction with the accompanying notes.

SAMSON OIL & GAS LIMITED

CONSOLIDATED CASH FLOW STATEMENT
for the half-year ended 31 December 2008

	CONSOLIDATED
	2008	2007
	US$	US$
Cash flows from operating activities
Receipts from customers and debtors	4,458,224	3,322,622
Cash received from commodity derivative financial instrument	401,000	845,500
Payments to suppliers and employees	(3,387,026)	(3,476,265)
Interest received	9,326	50,346
Interest paid	(820,497)	(957,942)
Net cash flows from/(used in) operating activities	661,027	(215,739)

Cash flows from investing activities
Cash paid for acquisition of office equipment	(59,532)	(28,243)
Cash paid for oil and gas properties and development	(892,909)	(594,603)
Payments for acquisition of minority interest	(47,428)	(41,275)
Payments for exploration and evaluation	(116,659)	(2,109,346)
Net cash flows used in investing activities	(1,116,528)	(2,773,467)

Cash flows from financing activities
Proceeds from issue of share capital	-	3,000,000
Payments for costs associated with capital raising	-	(8,808)
Net cash flows from financing activities	-	2,991,192

Net (decrease)/increase in cash and cash equivalents held	(455,501)	1,986
Effects of foreign exchange on cash balances	(19,710)	51,301
Cash and cash equivalents at beginning of period	2,680,734	3,383,308
Cash and cash equivalents at end of period	2,205,523	3,436,595

The Consolidated Cash Flow Statement should be read in conjunction with the accompanying notes.

SAMSON OIL & GAS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the half-year ended 31 December 2008

CONSOLIDATED	Issued Capital	Accumulated Losses	Foreign Currency Translation Reserve	Options Reserve	Equity Reserves	Total
	US$	US$	US$	US$	US$	US$
At 1 July 2008	55,511,344	(22,329,491)	(3,674,678)	2,365,740	1,097,780	32,970,695
Currency translation differences	-	-	1,139,413	-	-	1,139,413
Loss for the period	-	(24,438,233)	-	-	-	(24, 438,233)
Total expense for the period	-	(24,438,233)	1,139,413	-	-	(23,298,820)
Share based payments	-	-	-	29,933	-	29,933
At 31 December 2008	55,511,344	(46,767,724)	(2,535,265)	2,395,673	1,097,780	9,701,808

At 1 July 2007	52,484,660	(19,833,647)	(767,147)	2,029,868	1,097,780	35,011,517
Currency translation differences	-	-	(2,728,074)	-	-	(2,728,074)
Loss for the period	-	(4,698,448)	-	-	-	(4,698,448)
Total expense for the period	-	(4,698,448)	(2,728,074)	-	-	(7,426,522)
Share based payments	-	-	-	306,304	-	306,304
Issue of share capital	3,035,762	-	-	-	-	3,035,762
Share issue costs	(9,078)	-	-	-	-	(9,078)
At 31 December 2007	55,511,344	(24,532,095)	(3,495,218)	2,336,172	1,097,780	30,917,983

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
 31 December 2008

1.	CORPORATE INFORMATION

The financial report of Samson Oil & Gas Limited (“the Company”) for the half-year ended 31 December 2008 was authorised for issue in accordance with a resolution of the directors on 13 March 2009.

Samson Oil & Gas Limited is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange (ASX code “SSN”).

On 7 January, 2008, the Company commenced trading of its American Depositary Receipts (“ADR’s) on the NYSE Alternext US following the merger of NYSE Euronext and American Stock Exchange LLC. Each ADR represents 20 ordinary Samson shares.

The principal activities during the half-year of entities within the Consolidated Entity were oil and gas exploration, development and production in the United States of America.

2.	BASIS OF PREPARATION OF HALF-YEAR REPORT

The half-year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Consolidated Entity as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of Samson Oil & Gas Limited as at, and for the year ended, 30 June 2008.

It is also recommended that the half-year financial report be considered together with any public announcements made by Samson Oil & Gas Limited and its controlled entities during the half-year ended 31 December 2008 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

The half-year financial report has been prepared on a historical cost basis, except for held for financial assets at fair value through profit and loss, embedded derivatives and oil and gas derivatives, which are measured at fair value.

The financial report is presented in United States Dollars (US$).

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

While the half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2008 the presentation currency for the financial statements has been changed from Australian Dollars to United States Dollars. Refer to Note 6 below for further details as to this change.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
 31 December 2008

Going Concern
As at 31 December 2008 the Consolidated Entity had reported losses of $24,428,233. The losses are primarily due to impairment of $25,296,074 of the Consolidated Entity’s oil and gas properties and capitalised exploration and evaluation assets (see note 4).

The Consolidated Entity had a working capital deficiency of $12,493,961 at 31 December 2008 and was also in breach of a debt covenant in respect of its borrowings. As a result of the breach of covenant, the Consolidated Entity has classified all of its borrowings of $13,444,399 as current liabilities. This reflects the fact that the financier, at balance date, had the right to request the immediate repayment of these funds.  Management has requested the financier provide a waiver of this breach until the next covenant compliance test date on 30 May 2009. Management and the financier are currently discussing the terms and conditions of this waiver as well as the restructure of the ongoing terms of the facility.  The waiver is likely to include a number of conditions in order to reduce exposure for the financier.

Based on the current structure of the Consolidated Entity's borrowing covenants, it is likely that it may also breach the same borrowing covenant at the next covenant compliance test date of 30 May 2009, which is based on the value of reserves at 31 March 2009. The current waiver being negotiated is unlikely to extend to a waiver of the financier’s rights in advance of this test date.

While the Directors are confident they will be able to comply with the conditions likely to be included in the proposed waiver and obtain further waivers of any future covenant breaches, there can be no assurance of this.  Consequently, significant uncertainty exists as to the Consolidated Entity's ability to continue as a going concern while the current waiver negotiations are underway or if it were unable to obtain waivers of future potential covenants breaches or restructure the terms of the facility and the financier chose not to provide some other form of financial accommodation of its rights under the facility.

After taking into account all the currently available information, the Directors believe that the Consolidated Entity will be successful in the above matters and, accordingly, have prepared the half-year financial report on a going concern basis. At this time, the Directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the half-year financial report at 31 December 2008. Accordingly, no adjustments have been made to the half-year financial report relating to the recoverability and classification of the asset carrying amounts or the amounts and classification of liabilities that might be necessary should the Consolidated Entity not continue as a going concern.

(a)	Basis for Consolidation

The half-year consolidated financial statements comprise the financial statements of Samson Oil & Gas Limited and its subsidiaries as at 31 December 2008 (‘the Group’).

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
 31 December 2008

3.	REVENUE, INCOME AND EXPENSES

		CONSOLIDATED
		2008	2007
		US$	US$
Revenue, income and expenses from operations

(a)	Revenue
	Sale of oil and gas
	Oil sales	1,090,624	1,241,200
	Gas sales	2,034,898	1,792,646
	Other	242,190	313,455
		3,367,712	3,347,301

	Finance revenue	9,435	50,167

	Total Revenue	3,377,147	3,397,468

	Other Income
	Other	698	16,054
	Gain on fixed forward swaps	401,000	845,500
	Movement in fair value of financial assets at fair value through profit and loss	-	95,906
	Movement in fair value of embedded derivative	1,295,829	309,791
	Movement in fair value of derivatives	2,762,464	-
	Foreign exchange gain	-	105,051
		4,459,991	1,372,302

(b)	Expenses
	Foreign exchange losses	1,156,165	-
	Movement in fair value of derivatives	-	125,362
	Consultants fees	141,948	284,227
	Lease payments	78,452	94,908
	Travel and accommodation	110,144	101,718
	Insurance	56,325	56,270
	Assurance and Advisory	208,792	611,879
	Investor Relations	98,163	197,249
	Legal fees	61,251	118,831
	Filing and listing fees	27,850	29,186
	Movement in fair value of financial assets at fair value through profit and loss	66,462	-
	Other	139,733	187,744
	Total	2,145,285	1,807,374

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
 31 December 2008

	CONSOLIDATED
	2008	2007
	US$	US$
(c) Finance Costs
Amortised borrowing costs	55,772	58,772
Interest expense	1,309,431	1,532,845
	1,365,203	1,591,617

4.	IMPAIRMENT EXPENSE
Impairment losses have been determined based on the Group’s proved reserves at 31 December 2008, discounted at 10%. Impairment expense for the half-year ended 31 December 2008 is US$20,699,022 (2007: US$322,912). The losses are primarily attributable to the significant deterioration in the underlying commodity price recorded at 31 December 2008. The majority of the Group’s wells have performed in line with expectations and impairment losses are not attributable to a decrease in reserve volumes.

The average commodity price utilised in determining the value of the Group’s proved reserves at 31 December 2008 has decreased significantly from those used to determine the proved reserves at 30 June 2008.

Average forward prices at 30 June 2008:

	Oil - US$ per barrel	Gas – US$ per mcf
July 2008 – June 2009	128.54	9.96
July 2009 – June 2010	126.90	8.32

Average forward prices at 31 December 2008:

	Oil - US$ per barrel	Gas – US$ per mcf
January 2009 – December 2009	43.30	4.60
January 2010 – December 2010	52.51	4.89

The global financial crisis has caused significant decrease in demand for transport energy, particularly in the USA.  In addition, the demand for natural gas from industrial users in North America has decreased and this has lead to the deterioration in natural gas prices generally in the USA.

Given the global nature of the oil market and the size of the natural gas market in comparison to the Group’s production, Samson is, in essence, a price “taker” in terms of its production and has no control over the prices it receives for its commodities.

5.	DIVIDENDS PAID AND PROPOSED

No dividends have been paid or declared by the Group during the half-year or to the date of this report (2007: Nil).

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
 31 December 2008

6.	FOREIGN CURRENCY TRANSLATION
Dual listings on the Australian Stock Exchange and the NYSE Alternext US and the Group’s continuing operations in the United States of America, have resulted in the Group adopting US Dollars as its presentation currency rather than Australian Dollars for the first time this reporting period.  Comparative information has been appropriately restated.

The functional currency of the Group’s Parent Entity – Samson Oil and Gas Limited is the Australian Dollar.  As such the financial information of the parent entity is translated into the presentation currency of United States Dollars.

The following exchange rates have been used:

AUD:USD
Average rate of exchange for the six months to 31 December 2008	0.7824
Average rate of exchange for the six months to 31 December 2007	0.8582

Rate of exchange at 31 December 2008	0.6907
Rate of exchange at 30 June 2008	0.9615

7.	SEGMENT INFORMATION

Business Segments

The group operates in one business segment being oil and gas exploration, development and production.

Geographic Segments

Geographically, the Group operates in the United States of America and Australia. Oil and gas production and exploration activities, and senior management activities, occur in the United States of America, whilst the corporate activities of the Group take place in Australia.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
 31 December 2008

The following table presents revenue and loss information regarding geographic segments for the half-year periods ended 31 December 2008 and 31 December 2007.

	Australia		United States of America –		Consolidated
	2008	2007	2008	2007	2008	2007
	US$	US$	US$	US$	US$	US$
Segment revenue	1,501	16,007	3,367,712	3,347,301	3,369,213	3,363,308

Segment result before amortisation and impairment	763,601	(633,398)	(872,361)	(1,054,147)	(108,760)	(1,687,545)
Impairment	-	-	(20,699,022)	(322,912)	(20,699,022)	(322,912)
Depreciation and amortisation	(1,145)	(4,309)	(1,107,937)	(1,231,273)	(1,109,082)	(1,235,582)
Segment result	762,456	(637,707)	(22,679,320)	(2,608,332)	(21,916,864)	(3,426,039
Unallocated					(2,521,369)	(1,452,409)
Loss before income tax					(24,438,233)	(4,698,448)
Income tax expense					-	-
Loss for the year					(24,438,233)	(4,698,448)

8.	CONTINGENCIES

There have been no material changes in the contingent assets or liabilities in relation to the Group during the six months ending 31 December 2008 (2007: Nil).

9.	CONTRIBUTED EQUITY

Issued and paid up capital

	CONSOLIDATED
	Dec 2008	Jun 2008
	US$	US$

Ordinary fully paid shares	55,511,344	55,511,344

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
 31 December 2008

	CONSOLIDATED
	Number of shares	US$
Movement in ordinary shares on issue
Balance at 1 July 2008	209,159,216	55,511,344
Balance at 31 December 2008	209,159,216	55,511,344

Share options

On 19 November 2008, 1,000,000 options were issued to two directors.  These options have an expiry date of 30 November 2013 and an exercise price of 20 cents per share. These options have been valued at 1.5 cents per share, using the Binomial pricing model, which takes into account the following variables:

Share price at grant date (cents)	0.03
Exercise price (cents)	20.00
Time to expiry (years)	5
Risk free rate (%)	6.5
Share price volatility (%)	100

The value of these options has been expensed in the current period.

At the end of the half-year there were 52,277,415 (June 2008: 51,277,415) unissued ordinary shares in respect of which options were outstanding. Option holders do not have any right by virtue of the option to participate in any share issue of the Company or any related body corporate.

10.	EVENTS AFTER THE BALANCE SHEET DATE

Davis Bintliff #1
In January 2009, production from this well commenced with an initial production rate of 3.3 Mmcf of gas per day and 40 barrels of oil per day. The well continues to perform as expected with a flat line production curve associated with a flowing tubing pressure of around 9,000 psi. The well is being flowed very conservatively to ensure the integrity of the well bore.

Leonard #1-23H
In November 2008, the Leonard #1-23 H, a Bakken oil test, was drilled with a horizontal lateral. Since coming on stream, subsequent to year end the well flowed without artificial lift until late February when a work over was performed to drill out the ball seats and clean out any residual frac sand. This operation found that a large part of the well was effectively blocked with a sand plug and in early March the well was returned to production again unassisted but with a 2 7/8 inch tubing string in place. The well has yet to reach a stable predictable production rate and this will only be achieved when the well is placed on pump in the near future.

SAMSON OIL & GAS LIMITED

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
 31 December 2008

Macquarie Bank
Options
The exercise price and conversion number of the options outstanding in relation to Tranche B of the convertible note facility will be set on 31 March 2009 and is calculated as the volume weighted average price of the Company’s shares as traded on the Australian Stock Exchange from 1 January 2009 and 31 March 2009.  Given the low trading price of the Company’s shares during this time, the conversion formula would have resulted in the Bank being issued options representing approximately 55% of the Company’s diluted issued capital.

Subsequent to year end the Company has agreed to issue the Bank ordinary shares representing 15% of the issued capital (after the share issue).  All Tranche A and Tranche B options will be cancelled as a condition of this issue.  This will result in the embedded derivative, currently recorded in the balance sheet to be removed and the debt to be recorded at its face value of $17,060,000 at balance date.

Breach of Debt Covenant
As at balance date, the Group was not in compliance with one of its debt covenants contained within its convertible note facility with Macquarie Bank Limited. Management have requested a waiver in relation to this breach from the Bank and discussions in relation to this are continuing.

Cancellation of Directors Options
Subsequent to year end, options previously granted to two Directors pursuant to resolutions approved by shareholders at the Annual General Meeting held on 19 November 2008. These options were cancelled as they were issued on 19 February 2009, which is contrary to the terms of the resolutions and Listing Rule 10.13.3 which states that the date by which the options be issued must not be more than 1 month after the date of the meeting.

Since the end of the half-year, the directors are not aware of any other matters or circumstances not otherwise dealt with in the report or financial statements that have, or may significantly affect the operations, the results of the operations, or the state of affairs of the Company or the Group in the subsequent financial year.

SAMSON OIL & GAS LIMITED

DIRECTORS’ DECLARATION
31 DECEMBER 2008

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 5 to 16 are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

(ii)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

T. M. Barr
Director

Denver, Colorado
13 March, 2009

SAMSON OIL & GAS LIMITED

AUDITOR’S INDEPENDENCE DECLARATION

SAMSON OIL & GAS LIMITED

INDEPENDENT AUDITOR’S REVIEW REPORT

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

QV1
250 St George's Terrace
PERTH WA 6000
GPO Box D198
PERTH WA 6840
DX 77 Perth
Australia
Telephone +61 8 9238 3000
Facsimile +61 8 9238 3999
www.pwc.com/au

Independent auditor's review report to the members of Samson Oil & Gas Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Samson Oil & Gas Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Samson Oil & Gas Group (the consolidated entity). The consolidated entity comprises both Samson Oil & Gas Limited (the company) and the entity it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Samson Oil & Gas Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Liability limited by a scheme approved under Professional Standards Legislation

SAMSON OIL & GAS LIMITED

INDEPENDENT AUDITOR’S REVIEW REPORT

SAMSON OIL & GAS LIMITED

INDEPENDENT AUDITOR’S REVIEW REPORT